February 22, 2023

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549
Re:	Grandeur Peak Global Trust

Dear Sir/Madam:

On behalf of Grandeur Peak Global Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, the Trust’s Registration Statement under the Securities Act of 1933 (the “Securities Act”). The Registration Statement is filed pursuant to Rule 485(a) promulgated under the Securities Act. The main purpose of this filing is to register shares of Grandeur Peak Emerging Markets Opportunities Fund, Grandeur Peak Global Contrarian Fund, Grandeur Peak Global Explorer Fund, Grandeur Peak Global Micro Cap Fund, Grandeur Peak Global Opportunities Fund, Grandeur Peak Global Reach Fund, Grandeur Peak Global Stalwarts Fund, Grandeur Peak International Opportunities Fund. Grandeur Peak International Stalwarts Fund and Grandeur Peak US Stalwarts Fund, each a proposed series of the Trust.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Phone: 614.469.3217